EDGAR CORRESPONDENCE

September 17, 2020

Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Lauren Hamilton

Re:	Selected American Shares, Inc. (40 Act File No.: 811-00051)
Selected International Fund, Inc. (40 Act File No.: 811-01533)

Dear Ms. Hamilton:
This letter is in response to comments you provided on September 2, 2020, with respect to your review, pursuant to the Sarbanes-Oxley Act of 2002, of certain annual reports and other filings of the Registrants, as identified above. SEC comments are in bold, Registrants’ responses immediately follow.
1.	Please explain how the Funds meet the diversification requirement found in Section 5 of the Investment Company Act.
Following is an excerpt from the Statement of Additional Information explaining the diversification policy for each Fund.
Diversification. The Fund may not make any investment that is inconsistent with its classification as a diversified investment company under the 1940 Act.
Further Explanation of Diversification Policy. To remain classified as a diversified investment company under the 1940 Act, the Fund must conform with the following: With respect to 75% of its total assets, a diversified investment company may not invest more than 5% of its total assets, determined at market or other fair value at the time of purchase, in the securities of any one issuer, or invest in more than 10% of the outstanding voting securities of any one issuer, determined at the time of purchase. These limitations do not apply to investments in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.
The Funds’ monitor this test on a daily basis and confirm that there has been no active purchase of any security that would violate the investment restriction for either Fund.
2.	Please explain how large shareholder concentration risk is addressed with respect to the large ownership position by Davis Advisors in Selected International Fund, Inc.
A chart included in the Statement of Additional Information lists each shareholder that owns more than 5% of the outstanding shares of a Fund. As noted in the chart, Davis Selected Advisers, L.P. owned approximately 25% of outstanding Class D shares as of March 31, 2020. This ownership position, when greater than 20%, is also disclosed in Note 3 of each shareholder report as shown in the excerpt below.
As of June 30, 2020, related shareholders with greater than 20% of outstanding shares were as follows:
Selected International Fund:
24%
While the Fund agrees that the disclosure is warranted, the Fund does not believe that the ownership position presents a material risk (i.e., a risk reasonably likely to adversely affect the Fund’s net asset value or total return). The Directors review this ownership position on a regular basis and, based on representations from the investment adviser, the Directors generally view the investment as a benefit to shareholders.
3.
Please confirm whether there has been any amendment to the Code of Ethics and in future filings note whether or not there have been any amendments to the code of ethics as required under Item 2 of Form N-CSR.

We confirm that there have been no amendments to the code of ethics and we confirm that future filings will include an updated response to Item 2 identifying whether or not there have been any recent amendments.
Selected American Shares, Inc. and Selected Special Shares, Inc. (collectively the “Registrants”) acknowledge that:
1.	The Registrants are responsible for the accuracy and adequacy of the disclosures in the Registrants’ filings;
2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
3.	The Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Registrants’ filings or in response to staff comments on Registrants’ filings.
Please call the undersigned at (520) 434-3778 with any comments or questions.
Respectfully,
/s/ Ryan Charles
     Ryan Charles
     Vice President and Secretary